April 24, 2025

Alfredo Papadakis
Chief Executive Officer
The Now Corporation I
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: The Now Corporation I
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed April 10, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 8, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A
Cover page

1.     We note your response to comment 2 that    We have revised the Offering
Statement to
       accurately state there is no minimum offering amount," and your statement on page 16 that there is no minimum offering amount. However, we also note that your Offering
       Statement refers to a minimum offering amount in numerous places including the cover page, and that you state that funds will not be returned if the minimum offering is not met. Please revise your offering statement as appropriate to reconcile your disclosures.
2. We note you have revised your offering table to reflect a minimum offering amount of
       $25,000. To the extent you intend to have a minimum amount in your offering, please reconcile this amount with your other disclosure on the cover page and elsewhere that
 April 24, 2025
Page 2

       you are offering 1 billion shares at an offering price of $0.00005. Also clarify why your gross proceeds to the company are equal to your net proceeds for each of the minimum and maximum offering amounts when your revised disclosure indicates that you have offering expenses as noted in footnote 1.
Offering Circular Summary, page 4

3. We note your response to comment 5 addressing your current default on the Medican and Eagle Oil convertible notes. Please revise this section to address the defaults on the Medican Note and the Eagle Oil Note along with the possible material consequences to you.
Summary, page 15

4. It appears that since December 31, 2024 you have issued another 600 million common shares based on your disclosure of 6,723,284,813 common shares currently outstanding prior to your offering as compared to 6,123,284,813 shares outstanding as
       of December 31, 2024. Please revise to include in the forepart of your filing and in subsequent events footnote 7 on page F-12 a related discussion of the timing, nature, dollar amount, and purpose of this issuance.
We may not be able to pay our indebtedness on its maturity date, placing us in default status, page 53

5. We note your response to comment 5. Please revise your risk factor heading to clearly indicate the current default status on both the Medican and Eagle Oil convertible note. Please revise your risk factor to disclose the amounts of the Eagle Oil Note and the Medican Note, the due dates for each note, the total amounts due for each note, and any material default penalties associated with each note. Also indicate the amount of other indebtedness that may be accelerated through cross default provisions or cross acceleration provisions.
Our outstanding shares of convertible preferred stock. . ., page 55

6.     We note your response to comment 6 and your revised disclosures on page
55. Please
       further revise to clarify the number of shares of common stock into which your shares of preferred stock are convertible or otherwise discuss the conversion ratio, and to address the voting rights of the preferred stock.
Use of Proceeds, page 57

7. We note your response to comment 7, but note that the Use of Proceeds disclosure has not been revised. Accordingly, we reissue the prior comment 7. Dilution, page 59

8. In response to prior comment 8, we note no changes to the dilution table. Please correct your table to include for each offering level:

             The December 31, 2024 shares outstanding of 6,123,284,813 in lieu of the
           December 31, 2023 share count of 5,636,584,813 currently being used. April 24, 2025
Page 3

             The December 31, 2024 net tangible book value before offering of $(34,703,973)
           in lieu of the $(33,175,702) amount currently being used.

             A reduction to net proceeds for the proportionate amount of the $325,000 estimated offering costs to be incurred, now disclosed on the cover page.
Financial Condition and Liquidity, page 64

9. Please revise this section to clearly address the current default status on both the
       Medican note and Eagle Oil note.
Financial Statements for the Periods Ended December 31, 2024 & December 31,
2023
Statements of Stockholders' Equity, page F-5

10. Please revise to only disclose the equity activity for the years ended December 31,
       2023 and 2024.
Earnings (net loss) Per Share Calculations, page F-6

11. Please also include a separate calculation of loss per share for the 12 months ending
       December 31, 2023.
Notes to Unaudited Financial Statements
Note 7. Subsequent Events, page F-12

12. Please tell us how you complied with the respective purchase accounting and consolidation requirements of ASC 805 and 810 relating to your October 17, 2024 acquisitions of subsidiaries Green Rain Solar Inc. and M Love Vintage Holdings Inc.
13. Please tell us how you considered the need to include in your filing required separate historical financial statements of Green Rain Solar Inc. and M Love Vintage Holdings
       Inc., and related pro forma financial schedules as required by Part F/S(b)(7)(iii) and
       (iv) of Form 1-A.
Financial Statements for the Periods Ended December 31, 2023 & December 31, 2022, page
F-13

14. Please remove this separate set of financial statements and footnotes from pages F-13 through F-23 of your filing, as they are no longer required.
 April 24, 2025
Page 4

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Peter Campitello